FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 10, 2005 announcing that Registrant’s SkyEdge DVB-RCS VSAT has received the SatLabs Group Certificate of Compliance, confirming its fulfillment of the DVB-RCS standard and ability to interoperate with other DVB-RCS based satellite equipment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: October 10, 2005

Gilat Satellite Networks Receives DVB-RCS Compliance Certification from the SatLabs Group

Petah Tikva, Israel, October 20, 2005 – Gilat Satellite Networks, Ltd. (NASDAQ: GILTF) announced today that its SkyEdge DVB-RCS VSAT has received the SatLabs Group Certificate of Compliance, confirming its fulfillment of the DVB-RCS standard and ability to interoperate with other DVB-RCS based satellite equipment. Gilat is the first large FSS VSAT vendor who has been certified by SatLabs.

Xavier Lobao, Chairman of the SatLabs Group, said “It is an important phase within the SatLabs Qualification Program to have Gilat, a leading VSAT provider, prove its commitment to the DVB-RCS standard by successfully completing our compliance process. One of the key success factors of DVB-RCS in the market place is its acceptance by the major VSAT vendors. Thus, Gilat’s compliance of the SkyEdge DVB-RCS VSAT is a move in a positive direction towards the success of DVB-RCS.”

Erez Antebi, CEO of Gilat Network Systems, said “We are pleased to have successfully completed the SatLabs DVB-RCS qualification process. In addition to complying with the DVB-RCS standard, our SkyEdge DVB-RCS VSAT also benefits from the longevity of Gilat’s experience, unique established solutions and ability to offer a full array of enhanced features. The SkyEdge DVB-RCS VSAT is a member of our SkyEdge family of products, bundling interactive data, broadband IP and carrier-grade VoIP on the same system.”

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (NASDAQ: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, a provider of managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com

About SatLabs Group

The SatLabs Group is an international, not-for-profit association whose members are committed to bringing the deployment of the DVB-RCS standard to large-scale adoption. SatLabs membership is comprised of service providers, satellite operators, system integrators, terminal manufacturers and technology providers with an interest in DVB-RCS. The main objective of the SatLabs Group is to ensure interoperability among DVB-RCS terminals and systems and the availability of solutions for interoperability testing and certification. Another objective of the Group is to achieve lower user terminal cost by means of exploiting commonalities among different systems, defining and developing common critical components and technologies, and defining common practices and recommendations.

www.satlabs.org

The standard compliance and interoperability tests of the SkyEdge DVB-RCS VSAT were carried out by Cetecom, the appointed third party Qualification Laboratory of the SatLabs Group.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +972 3 925 2406; E-mail: shirag@gilat.com

Gilat Investor Contact:
Tal Payne
Chief Financial Officer
Tel: +972 3 925 2266; E-mail: talp@gilat.com